

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 4561

March 20, 2009

David M. Blackman
Government Properties Income Trust
400 Centre Street
Newton, MA 02458

> **Re: Government Properties Income Trust**
> **Registration Statement on Form S-11**
> **File No. 333-157455**
> **Filed February 20, 2009**

Dear Mr. Blackman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It is unclear from your filing if the properties were contributed to you, if you borrowed $250 million under the credit facility, and if you distributed $233 million to HRPT as of the date of your filing. Per your unaudited pro forma financial statements, it does not appear that these transactions have occurred. However, your statement herein appears to indicate that these transactions have occurred as of the filing date. Please revise your filing to indicate when these transactions occurred. If these transactions have not occurred, please revise your filing to that effect.

Summary, page 1

2.   We note the disclosure on page 5 that under your management agreement with RMR, you and RMR "will" make several acknowledgements. Please revise to clarify why such acknowledgements have not yet been made.

Summary Financial and Pro Forma Financial Information

Other Information, page 8

3.   It appears that EBITDA is used as a performance measure and that you have excluded interest expense without demonstrating the usefulness of excluding this recurring item. Please explain to us how you considered the need to provide the disclosures in Item 10(e) of Regulations S-K and question 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for this measure.

4.   Please disclose that the FFO figures may not be comparable to similarly entitled items reported by other REITs that do not compute FFO in the same manner.

Risk Factors, page 10

5.   Please revise the introductory paragraph to clearly disclose that all material risks are discussed in this section or remove the qualifying language.

Changes in governments' requirements for leased space my adversely affect us, page 11

6.   We note your disclosure in this risk factor and footnote 1 of your expiration of lease table on page 32 that some of your tenants are able to vacate the premises before the stated terms of the leases expire. Please revise to present this risk as separate risk factor from the subheading it is currently under or revise the subheading to succinctly state this risk. In order to put the risk into proper context, please revise to disclose the percentage of leases that are subject to the government's ability to vacate the premises prior to expiration.

Our business dealings with our Managing Trustees and affiliated entities may create conflicts of interest, page 15

7.   The narrative disclosure here discusses more than one risk. For instance, each paragraph in this risk factor appears to address different risks. Please revise to discuss each risk in a separate factor if you deem them material.

No government or governmental agency has approved or disapproved of this offering or made any recommendation regarding our shares, page 20

8.   It is not clear how this is a material risk specifically presented by you or your operations. Please revise to discuss the risk and harm associated with this risk factor.

Use of Proceeds, page 22

9.   Considering you have disclosed elsewhere your estimated per share offering price, please revise this section to provide the amounts to be raised and used following the offering.

Distribution Policy, page 23

10.   We note that you expect your initial distribution, on an annualized basis, to be $1.88 per share and that current estimated annual distribution exceeds your pro forma net income. Please revise to disclose the estimated portion of your distribution that will constitute a return of capital.

11.   Please disclose any material assumptions made with respect to your interest rate on your credit facility.

12.   We note your statement that the estimate of cash available for distribution does not reflect the amount of cash estimated to be used for investing activities nor the amount of cash estimated to be used for financing activities, other than the $233 million repayment of amounts owed under your credit facility. Please note that any material expected sources and uses of cash flows from investing and financing activities, as well as operating, are required to be estimated and included in your disclosure to determine Estimated CAD. Further, it appears that your reconciling item for capital expenditures is an investing activity. Please revise to include material expected sources and uses of cash flows from investing and financing activities, or disclose that these sources and uses are immaterial.

13.   Please revise your disclosure to include subtotals reflecting estimated cash flows from operations, investing, and financing activities. If the estimated cash flows from investing and financing activities are insignificant, subtotals need not be included for these two captions if textual disclosure of the insignificance of these cash flows is disclosed.

14.   Please note that lease renewals for properties should not be included in your projection of Estimated CAD unless such leases had been entered into prior to the filing of your prospectus. If applicable, please confirm to us and disclose that you have not included such amounts in your calculation of Estimated CAD.

15.   Please amend your filing to eliminate the disclosure of CAD per share. Although cash available for distribution in total is acceptable, the presentation of cash available for distribution per share is not as this is a cash flow/liquidity measure.

16.   We note that you have included pro forma funds from operations within your disclosures estimating your annual cash available for distribution. Considering that cash available for distribution is a liquidity measure, it is inappropriate to also include a performance measure such as FFO within such liquidity disclosures. Please amend your filing to eliminate the calculation of FFO within the discussion of a liquidity measure.

Capitalization, page 26

17.   Please disclose the pro forma number of shares issued and outstanding assuming the exercise of the over allotment option.

Selected Financial and Pro Forma Financial Information, page 29

18.   Please revise your filing to label your pro forma financial information as unaudited. Please apply this comment to anywhere in your filing where you have presented pro forma financial information.

Management's Discussion and Analysis, page 31

19.   Please revise to disclose how the floating rate is determined on the credit facility referenced on page 32.

Liquidity and Capital Resources, page 35

20.   Please revise to include a brief discussion of your expectations regarding the new expenses you will have to incur due to operating as a separate entity.

Business, page 41

21.   We note the list of 29 properties on page 41. Please revise to provide the disclosure requested by Item 15(a), (e), and (g) of Form S-11 or explain why such disclosure is not required.

Our History, page 45

22.   We note that you have or will acquire the 29 properties from HRPT for 9.95 million shares and $250 million. Please revise to disclose the cost related to acquiring and improving the properties by HRPT. Also, please revise to disclose the value of the assets you have or will receive in exchange of the noted shares and cash.

Our Management Agreements, page 58

23.   Please revise to disclose the estimates of the fees, on a leveraged and unleveraged basis, receivable by RMR based on your offering amount and leverage policy.

24.   It appears that based on your current compensation structure with your manager, any awards you separately provide to the employees of your manager, pursuant to the incentive share award plan, should be considered compensation to the manager. Please revise to reflect such compensation as being beneficial to your manager.

Certain Relationships and Related Person Transactions, page 62u

25.   We note that you have a right of first refusal with HRPT for the 18 government leased properties it has retained. Please revise to clarify how the price for such purchases would be determined.

26.   Please revise to clarify if you are able to engage in purchase or sale transactions with other entities managed or affiliated with RMR, other than HRPT. If such ability exists, please revise to discuss such potential conflict and any policy or procedure in place to deal with the conflict, if presented.

27.   Please revise to discuss the conflict presented by the fact that your management fee is based on historical book value instead of actual value of the properties you currently have and will acquire. Also, clarify the incentive your manager has to acquire properties in order to increase its management fee receivable.

Federal Income Tax Considerations, page 82

28.   Please revise to clarify that the disclosure here is a summary of the material federal income tax consequences.

Taxation as a REIT, page 83

29.   We note the disclosure here that you believe that you will be organized and will operate in a manner that will allow you to qualify as a REIT. Please note that you are not qualified to disclose the legal conclusion regarding your REIT status. Please revise to attribute such opinion to counsel.

30.   Please note that your registration statement cannot be declared effective without the appropriate tax opinion filed as an exhibit. As such, please revise your disclosure to reflect that such opinion has been made. Your disclosure currently indicates that your counsel "will opine" upon your REIT qualification.

REIT Qualification Requirements, page 85

31.   We note that HRPT will own about 49% of your shares after the offering. We further note that for 180 days HRPT will not sell any of your shares it currently holds. Please explain how you will satisfy condition (6) listed on page 85 in order to maintain your REIT status.

Financial Statements

Unaudited Pro Forma Financial Statements

Introduction to Unaudited Pro Forma Financial Statements, page F-2

32.   Please include a more robust discussion of the transactions, including the new credit facility obtained, the transfer of historical HRPT properties to you, the distribution payment to HRPT, and the proposed offering. Your disclosure should also include the entities involved. Refer to Rule 11-02(b) of Regulation S-X.

Notes to Unaudited Pro Forma Financial Statements

Balance Sheet Adjustments

Adjustment C, page F-5

33.   Please disclose the nature of the $4.5 million reduction in cash and corresponding increase in other assets, net.

Adjustment D, page F-5

34.   Please include within your disclosure the impact assuming the exercise of the over allotment option here and within adjustment G.

Statement of Income Adjustments

Adjustment F, page F-5

35.   Please revise your disclosure to include the interest rate used by management to determine the additional interest expense. Further, as it appears the rate of the new credit facility is variable in nature based on disclosures elsewhere in the prospectus, present the effect on income of a 1/8 percent variance in such interest rate.

Adjustment G, page F-5

36.   Please disclose the nature of the $10.7 million reduction in interest expense.

Certain Government Properties

Combined Statements of Ownership Interest, page F-9

37.   We note you have presented net distributions within your Combined Statements of Ownership Interest and your Combined Statements of Cash Flows. Please tell us why you believe that net presentation is appropriate. Alternatively, revise your filing to present the gross amounts of contributions and distributions.

Note 2. Summary of Significant Accounting Policies

Real Estate Properties, page F-11

38.   Please tell us and disclose in your filing how you have considered bargain renewal periods in determining the value of in-place lease intangibles and the related amortization periods.

39.   Please expand your discussion of your impairment policy; specifically, please disclose that if the sum of undiscounted cash flows is less than the carrying value, you will reduce the net carrying value of the property to the present value of future cash flows, as you have disclosed on page 39.

Government Properties Income Trust

Notes to Balance Sheet

Note 1. Organization, page F-22

40.   Please revise your filing to disclose the initial $5 million contribution by HRPT.

41.   Please revise your filing to disclose the fiscal year-end that you have adopted.

Note 2. Summary of Significant Accounting Policies, page F-22

42.   Please tell us how you have complied with APB 22, or tell us how you determined it was not necessary to include a cash policy note.

Other Assets, page F-22

43.   Please tell us and disclose in your filing the nature of these capitalized costs and why such costs qualify for capitalization, as well as how you will amortize these costs.

Part II

Exhibits

44.   Please file the legal and tax opinions with the next amendment or provide a draft
        opinion for us to review. Also, please file the management and transaction
        agreements. We must review those exhibits before we declare the registration
        statement effective and we may have additional comments.

* * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking any
        action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority,
        in declaring the filing effective, does not relieve the company from its full
        responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert this action as defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United
        States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Margaret Cohen
        Fax No. (617) 305-4859